

October 13, 2011

<u>Via Facsimile</u>
Harry Barr
President & Chief Executive Officer
Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, British Columbia V6M 2A3
Canada

  Re: **Pacific North West Capital Corp.**
      Form 20-F for the Fiscal Year Ended April 30, 2010
      Filed July 28, 2010
      Form 20-F for the Fiscal Year Ended April 30, 2011
      Filed July 27, 2011
      File No. 0-29928

Dear Mr. Barr:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/H. Roger Schwall

          H. Roger Schwall
          Assistant Director